

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Susan Kim
Chief Financial Officer
Pacific Biosciences of California, Inc.
1305 O'Brien Drive
Menlo Park, CA 94025

> **Re: Pacific Biosciences of California, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed on February 26, 2021**
> **File No. 001-34899**

Dear Ms. Kim:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences